Cede & Co.
                        c/o The Depository Trust Company
                                 55 Water Street
                            New York, New York 10041

                                                                  March 25, 1998

VIA TELECOPY                                  VIA TELECOPY
AND FEDERAL EXPRESS                           AND FEDERAL EXPRESS
-------------------                           -------------------

Global Motorsport Group, Inc.                 Global Motorsport Group, Inc.
16100 Jacqueline Court                        c/o The Corporation Trust Company
Morgan Hill, California 95037                 1209 Orange Street
                                              Wilmington, Delaware 19801

Attn: Corporate Secretary

                  RE: Demand to Inspect Books and Records
                      -----------------------------------

Dear Sir or Madam:

     Cede & Co., the nominee of the Depository Trust Company ("DTC"), is a holder of record of shares of common stock of Global Motorsport Group, Inc., (the "Company"). DTC is informed by Merrill Lynch ("Participant"), that on the date hereof 345,100 shares of common stock of the Company credited to Participant's DTC account are beneficially owned by Golden Cycle, LLC ("Golden Cycle"), a customer of Participant.

     At the request of Participant and Golden Cycle, Cede & Co., as holder of record of 345,100 shares of common stock of the Company for the benefit of Golden Cycle, hereby demands, pursuant to Section 220 of the Delaware General Corporation Law and the common law of the State of Delaware, the right to inspect and copy the following books and records of the Company and to make copies or extracts therefrom:

          1. A complete record of holders of the Company's stock (the "Shares"), including, but not limited to:

                           A. A record or list of the holders of the Shares
                  certified by the Company's transfer agent(s) and registrar(s), showing the name and address of each stockholder and the number of Shares registered in the name of each such stockholder, as of the most recent date available;

                           B. An electronically recorded list of the holders of
                  the Shares as of the most recent date available, showing the name, address and number of Shares held by each stockholder, such computer processing data and instructions as are necessary to make use of such data, and a printout of such data for verification purposes;

                           C. All information in the Company's possession, or
                  which can reasonably be obtained from nominees of any central certificate depository system, concerning the identity and holdings of brokerage and financial institutions holding Shares through depositaries or nominees, such as Cede & Co. and any other or similar nominees, for the accounts of customers or otherwise;

                           D. A stop list or stop lists relating to any Shares
                  and any additions or deletions thereto, from the date of the list referred to in paragraph 1(A) above;

          2. All employment agreements to which the Company is a party that are currently in force;

          3. Documents sufficient to show all business relationships with, or payments to, any member of the Company's Board of Directors during the past three years, or with or to any affiliate of any Board member;

          4. Documents sufficient to show the reasons for the termination of Ignatius Panzica as President and CEO of the Company and to show the amount of and reasons for the pre-tax charge to earnings to establish a provision for potential benefits related to Mr. Panzica's employment agreement;

          5. All documents considered or reviewed by the Company or its advisors in deciding to acquire Chrome Specialities, Inc;

          6. All documents relating to any proposal or offer to acquire or to sell the Company, its stock or more than 50% of the assets of the Company (determined by value or by revenue production); and

          7. Any valuations, projections or business plans relating to the Company, its stock or its assets.

     Cede & Co., has been advised by Participant that Golden Cycle will bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

     Cede & Co. has been advised that the purposes of this demand are to enable Golden Cycle: (a) to evaluate the current direction of the Company and its management; (b) to ascertain the value of its shares of Company common stock;
(c) to determine whether to sell its shares of common stock or to acquire additional shares of common stock; and (d) to communicate with other holders of shares of common stock regarding matters relevant to stockholders, including communicating with respect to each of these matters.

     Cede & Co. hereby designates and authorizes Wolf, Block, Schorr & Solis-Cohen LLP ("Wolf Block") and other persons designated by Wolf Block to conduct the inspection and copying herein requested. It is requested that the information identified above be made available to the designated parties on or prior to Wednesday, April 1, 1998.

     Please immediately advise Mr. David J. Margules, Esq., Wolf, Block, Schorr & Solis-Cohen LLP, 920 King Street, Suite 300, Wilmington, Delaware 19801, (302) 777-0300, as to when and where the items demanded above will be available.

     While Cede & Co. is furnishing this demand as the stockholder of record, it does so at the request of Participant and only as a nominal party for the true party of interest, Golden Cycle. Cede & Co. will take those steps which are necessary to ensure that Golden Cycle is not denied its rights as the beneficial owner of 345,100 shares of common stock of the Company, and Cede & Co. assumes no further responsibility in this matter.

                                                Very truly yours,

                                                Cede & Co.